Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 16, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Intelsat Global Holdings S.A.

Amendment No. 3 to Registration Statement on Form F-1

File No. 333-181527

Ladies and Gentlemen:

On behalf of our client, Intelsat Global Holdings S.A., a Luxembourg société anonyme (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). The purpose of Amendment No. 3 is to update the financial information in the Registration Statement for the quarter ended September 30, 2012.

Should you have any questions regarding Amendment No. 3, please feel free to contact Raphael M. Russo at (212) 373-3309 or rrusso@paulweiss.com or the undersigned at (212) 373-3352 or kharp@paulweiss.com.

Very truly yours,

/s/ Katherine E. Harp

Katherine E. Harp

cc:	Phillip L. Spector, Esq.
Intelsat Global Holdings S.A.

Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP